FORM 6-K/A
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 18, 2013

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

1400 R. Hungria, 5th Floor
Jd América-01455000-São Paulo – SP, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K shall be incorporated by reference in the Exchange Offer Memorandum, dated May 20, 2013 (the “Exchange Offer Memorandum”), prepared by BRF S.A. and available to Eligible Holders (as defined therein) of certain debt securities guaranteed by BRF S.A. in connection with the exchange offers described in BRF S.A.’s Announcement to the Market, dated May 20, 2013, and furnished to the SEC under Form 6-K on that date (File No. 001-15148), to the extent not superseded by documents or reports subsequently filed or furnished by BRF S.A. under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934 and incorporated by reference in such Exchange Offer Memorandum.  This report on Form 6-K and the attached communication are neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities offered in the exchange offers described in the Exchange Offer Memorandum have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

*              *              *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013

BRF S.A.

	By:	/s/ Leopoldo Viriato Saboya
		Name:	Leopoldo Viriato Saboya
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Summary of the Minutes of the 82nd Extraordinary Meeting of the Board of Directors, dated June 18, 2013.

Exhibit 1

BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

SUMMARY OF THE MINUTES OF THE 82nd EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 18, 2013 at 9:00 a.m. at Rua Hungria, 1400, 5th floor, São Paulo, SP. QUORUM: the majority of board members. CHAIR: Abilio Diniz, Chairman and Edina Biava, Secretary. 1. Approval of Interest on Shareholders’ Equity (dividends) for the shareholders – In conjunction with the Fiscal Council, the Board decided to approve the payment of R$ 359,000,000.00, equivalent to R$ 0.41225416 gross per share of the free float, with federal income tax of 15%, with the exemption of those shareholders, either immune or exempt, on the 870,822,016 shares of the free float, by way of interest on shareholders equity which shall be incorporated in the mandatory annual dividend, pursuant to the current legislation. The right shall be applicable to shareholders as of the record date of June 28, 2013, ex-rights to interest on shareholders’ equity on July 1, 2013 and payout shall occur on August 15, 2013. These minutes, having been drafted, read and approved, were signed by members of the Board present. Members of the Board: Abilio dos Santos Diniz, Chairman, Sérgio Ricardo Silva Rosa, Vice-Chairman; Carlos Fernando Costa; Décio da Silva; José Carlos Reis Magalhães Neto; Luiz Fernando Furlan; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Paulo Assunção de Souza; Pedro de Andrade Faria; Walter Fontana Filho. São Paulo-SP, June 18, 2013.

EDINA BIAVA

Secretary